United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  July 26, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: July 26, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 26, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2004
 (Peso amounts are stated in millions in constant terms as of June 30, 2004)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

GRUMA continued to improve its financial results during second quarter 2004. Net sales and operating profit improved 10% and 17%, respectively, over those of second quarter 2003, and operating margin rose to 7.6% from 7.1%. With the exception of Gruma Venezuela1 , all subsidiaries -Gruma Corporation in particular- drove GRUMA's overall improvement.

The company reduced debt2 by US$8 million since March 31, 2004, and US$87 million since June 30, 2003, ending the quarter with a debt level of US$551 million. Net debt to EBITDA improved to 2.0 times from 2.3 times in June 2003.

Consolidated Financial Highlights
(Ps millions)

	2Q04	2Q03	VAR (%)
VOLUME (thousand metric tons)	887	885	-
NET SALES	6,190	5,626	10
OPERATING INCOME	470	401	17
OPERATING MARGIN	7.6%	7.1%	50 bp
EBITDA	731	667	10
EBITDA MARGIN	11.8%	11.9%	(10) bp
MAJORITY NET INCOME	227	163	39
ROE	6.6%	5.6%	100 bp

Debt
(US$ millions)
Jun.'04	Mar.'04	Var (%)	Jun'03	Var (%)
551	559	(1)	638	(14)

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

2  Debt amounts are stated in U.S. dollars because, as of June 30, 2004, 99% of GRUMA's debt was dollar denominated.

CONSOLIDATED RESULTS OF OPERATIONS

2Q04 vs. 2Q03

Sales volume was flat at 887 thousand metric tons. Higher volumes in Gruma Corporation and GIMSA were offset by lower volumes recorded in Molinera de Mexico as a result of the fact that, beginning in 2004, Molinera de Mexico's sales to GAMESA, Mexico's largest cookie maker, are pursuant to a service contract. This contract will affect sales volume comparisons throughout 2004.

Net sales increased 10% to Ps 6,190 million because of higher prices reflecting higher raw-material costs and a change in the sales mix towards higher-priced products, especially in Gruma Corporation and Gruma Venezuela. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales improved slightly, to 63.6% from 63.7%, mainly as a result of the accounting change related to Molinera de Mexico's service contract with GAMESA. In absolute terms, cost of sales rose 10% due to higher sales volume in Gruma Corporation and higher raw-material costs in Gruma Venezuela.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 28.9% from 29.1% due to better expense absorption in Gruma Corporation, Gruma Centroamerica, and PRODISA. In absolute terms, SG&A increased 9%, mostly because of (1) increased advertising and promotion in Gruma Corporation related to new product releases and new market penetration, and (2) higher freight expenses in Venezuela.

Operating income as a percentage of net sales increased to 7.6% from 7.1% and, in absolute terms, rose 17%. The consolidated improvement was driven mainly by Gruma Corporation and the technology division. The improvement in Gruma Corporation was mainly the result of better expense absorption in connection with sales volume growth and better pricing. The improvement in the technology division resulted from increased business, mostly in connection with the corn flour capacity expansion in Gruma Corporation.

Net Comprehensive Financing Cost

(Ps millions)

Items	2Q04	2Q03	Change	Comments
Interest expense	118	137	(19)	Lower debt
Interest income	(12)	(15)	3	Lower interest rates and lower cash reserves
FX loss (gain)	31	(35)	66	Peso devaluation in 2Q04 versus peso appreciation in 2Q03
Monetary position loss (gain)	(85)	(40)	(45)	Higher net monetary liability position in Venezuela, as well as higher inflation in Venezuela and in the United States
Total	52	47	5

 Other expenses, net, resulted in expense of Ps 25 million, compared to an expense of Ps 29 million in the same period last year.

Taxes and employees' profit sharing totaled Ps 201 million, Ps 21 million higher than in second quarter 2003, due primarily to higher pretax income. The effective tax rate was 51.1%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 75 million, Ps 2 million lower than in second quarter 2003.

GRUMA's total net income was Ps 267 million. The company reported majority net income of Ps 227 million, 39% higher than that reported in the same period last year.

FINANCIAL POSITION

June 2004 vs. March 2004

Balance Sheet Highlights
Total assets were Ps 23,490 million, representing a decrease of Ps 92 million, which was driven by lower cash balances in connection with GRUMA's dividend payment made on May 7.

Total liabilities were Ps 10,342 million, representing an increase of Ps 278 million, due to higher debt, measured in peso terms, in connection with the negative impact of the peso devaluation. In dollar terms, GRUMA lowered its debt 1%. In addition, there were increases in other liabilities related to deferred taxes and Gruma Corporation's corn-hedging activities.

Stockholders' equity on June 30, 2004, totaled Ps 13,148 million, 3% lower than the balance on March 31, 2004.

Schedule of Debt Amortizations and Debt Ratios
As of June 30, 2004, 99% of GRUMA's debt was dollar denominated and 8% was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2005	2006	2007	2008...	Total
Syndicated loan	5	225				230
Yankee bond				250		250
Private placement	1	1	1	2	12	17
Other	40	3			11	54
TOTAL	46	229	1	252	23	551

Debt Ratios

(Last twelve months)

	2Q04	1Q04	2Q03
Debt/EBITDA	2.2	2.2	2.5
Net Debt/EBITDA	2.0	1.8	2.3
EBITDA/net interest expense	6.7	6.3	5.1

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 236 million during second quarter 2004. Investments were applied to (1) the expansion of corn flour and tortilla capacity, as well as general facilities maintenance, in Gruma Corporation; (2) the expansion of one of Molinera de Mexico's mills; and (3) information technology and various production upgrades in Gruma Venezuela.

During July 2004 Gruma Corporation concluded two acquisitions in Europe oriented to strengthening its presence in that region:

(1) On July 2, Gruma Corporation acquired Ovis Boske, a wheat flour tortilla company based in Holland, which also sells to Germany, the Scandinavian region, France, the United Kingdom, Belgium, Ireland, and other countries. This company has annual sales of approximately US$18 million.

(2) On July 12, Gruma Corporation concluded the acquisition of 51% of Nuova De Franceschi & Figli, a corn flour company based in Italy, which sells to Germany, Poland, Croatia, Israel, Saudi Arabia, and other countries. This company serves the corn chips, cereals, and beer industries and will supply corn flour for Gruma Corporation's corn chip operations in England. This corn flour company has annual sales of approximately US$27 million.

FINANCIAL RATIOS

Operational Ratios

	2Q04	1Q04	2Q03
Accounts receivable outstanding (days to sales)	37	37	33
Inventory turnover (days to cost of sales)	72	67	61
Net working capital turnover (days to sales)	59	56	54
Asset turnover (total assets to sales)	1.0	1.0	1.0

Profitability Ratios(%)

	2Q04%	1Q04%	2Q03%
ROA	3.7	3.5	3.0
ROE	6.6	6.3	5.6
ROIC	6.9	6.7	6.5

SUBSIDIARY RESULTS

 2Q04 vs. 2Q03

GRUMA CORPORATION

Sales volume increased 7% over that of last year due to strong demand in the tortilla business.

Growth in corn tortilla volume was driven largely by the successful rollout of the Guerrero® brand across additional markets in the central and southwest areas of the United States. This brand, which has widespread appeal among Hispanic consumers, continues to fuel strong growth in these regions as it has in the California market. In addition, low-carb flour tortillas, which were introduced during first quarter 2004, enjoyed their first full quarter of sales and contributed to the overall volume increase. To a lesser extent, sales of other products also participated in the overall volume increase, led by sales of wraps and gorditas (a type of pocket bread made of corn flour). Gorditas enjoyed their first full quarter of sales, and Gruma Corporation relaunched wraps for retail sale during the first quarter of 2004.

Improving economic conditions in the United States and the growth of restaurant chains adding Mexican-inspired items to their menus also contributed to the significant growth during the quarter of our foodservice sales volume, which outpaced that of the foodservice industry itself.

Net sales increased 12% to Ps 3,216 million due to the aforementioned increase in sales volume. To a lesser extent, net sales also increased in connection with (1) a change in the product mix towards the tortilla business; (2) higher prices in the corn flour business in connection with increased corn costs and better retail sales, which enjoy higher prices; and (3) the launch of the low-carb tortilla, which also enjoy a higher price per pound than our regular wheat flour tortilla line.

Cost of sales as a percentage of net sales increased to 54.8% from 53.5% due to higher raw-material costs, especially with respect to corn, wheat flour, and soybean oil;
  higher energy costs; and
  a change in the mix in the tortilla business towards (1) corn tortillas, (2) the Guerrero brand, as a result of its introduction to new markets, noted above; and (3) the roll-out of the low-carb tortilla.
In absolute terms, cost of sales increased 14% due to the volume and cost increases mentioned above.

SG&A as a percentage of net sales improved to 35.0% from 36.5% due to better expense absorption. In absolute terms, SG&A rose 7% due to increased promotion and advertising activities related to new product releases and new market penetration.

Operating income as a percentage of net sales improved to 10.2% from 10.1% due to better expense absorption.  In absolute terms, operating income increased 14% due mainly to the aforementioned growth in sales volume.
GIMSA

Sales volume increased 3% during the quarter as a result of the following:

  The successful development of new types of corn flour, which has led some corporate customers to switch to corn flour from corn and others to use GIMSA as their preferred supplier the growth of some customers: for example, steady volume growth in PRODISA, GRUMA's packaged tortilla operation in Mexico (and a GIMSA customer), and the expansion of some supermarkets' operations and outlets

  Export sales to Gruma Corporation

Net sales increased 6% to Ps 1,380 million, reflecting higher corn flour prices and higher sales volume.

Cost of sales as a percentage of net sales was nearly flat, at 74.3% compared to 74.2% in second quarter 2003, mainly as a result of higher energy costs. In absolute terms, cost of sales increased 6% due to higher sales volume and the aforementioned increase in energy costs.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales remained flat at 18.8% and, in absolute terms, rose 6% to Ps 260 million. This increase resulted from higher selling expenses stemming from the company's national marketing campaign, which was launched at the end of 2003. The campaign emphasizes (1) the benefits and nutritional value of tortillas made with 100% MASECA® corn flour, and (2) the many uses of corn flour for making not only tortillas but also a wide variety of products that are a part of the Mexican diet. The campaign targets consumers of tortillas made by our customers (tortilla makers) and consumers of our corn flour packaged and sold directly for retail consumption.

Operating income as a percentage of net sales decreased to 6.9% from 7.0% and, in absolute terms, increased 5% to Ps 95 million due to higher volumes and higher prices.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Second Quarter 2004'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume decreased 3% due to lower corn flour sales resulting primarily from two factors:

  Our main competitor within the corn flour business has operated at a normal pace during the first half of 2004, in contrast to 2003, and has regained part of the business that it lost in 2003. In addition, its aggressiveness in granting credit, discounts, and favorable payment terms has negatively impacted our sales volume.

  A new competitor has entered the market.

Net sales increased 18% to Ps 800 million, reflecting the implementation of real price increases mostly in connection with higher grain costs and a change in the sales mix towards higher-priced products, especially wheat flour for bakeries.

Cost of sales as a percentage of net sales increased to 77.2% from 73.9% because price increases were not sufficient to offset higher costs (especially for corn and wheat) and the devaluation effect on imported wheat and other raw materials. The implementation of price controls by the Venezuelan government, in effect since February 2003, has limited the company's ability to raise prices. To a lesser extent, the 3% decline in sales volume negatively affected fixed-cost absorption. In absolute terms, cost of sales increased 23% due to the aforementioned cost increases.

SG&A as a percentage of net sales increased slightly, to 16.6% from 16.5%. In absolute terms, SG&A increased 18% due mainly to higher freight tariffs. The transportation industry has been affected by higher costs and, in turn, has substantially increased its rates.

Operating income decreased 24% to Ps 50 million. Operating margin decreased to 6.2% from 9.6%.

MOLINERA DE MEXICO
Beginning in 2004, sales to GAMESA, Mexico's largest cookie maker, are pursuant to a service contract. Accordingly, Molinera de Mexico will no longer record sales volume, net sales, and cost of sales related to its performance under the contract. Rather, the company will record profits realized under the contract as a deduction from overall cost of sales.

Sales volume decreased 20% as a result of the new GAMESA service contract. For comparability purposes, however, if sales to GAMESA made in second quarter 2003 are not included, sales volume would have increased 5%, as Molinera de Mexico has secured new corporate customers, especially from the pasta and cookie manufacturing industries, and has benefited from the growth of existing customers,. In addition, sales volume to supermarkets increased, as some of these customers have increased their presence and number of outlets.

Net sales decreased 4% to Ps 448 million because of the effect of the new GAMESA contract. The rate of decrease in net sales was lower than that of sales volume because of higher wheat flour prices, which reflected higher wheat costs and better market conditions.

Cost of sales as a percentage of net sales improved to 78.9% from 82.4% in connection with (1) the new method of accounting for sales to GAMESA, as the benefit of the sale accrues to Molinera de Mexico but does not affect 2004 net sales, and (2) higher wheat flour prices. In absolute terms, cost of sales declined 8% due to the effect of the new GAMESA contract.

As a percentage of net sales, SG&A increased to 21.1% from 18.9% due to reduced expense absorption as a result the new method of accounting for sales pursuant to the GAMESA contract. SG&A increased 7% in absolute terms due to (1) higher promotion and advertising expenses in connection with the launching of premixed flour for retail sale, and (2) higher freight expenses.

Operating loss was Ps 0.1 million, compared to a loss of Ps 6 million in second quarter 2003.

GRUMA CENTROAMERICA

Sales volume increased 8% due mainly to higher corn flour volume in Guatemala resulting from increased sales to customers that had not been fully served by wholesalers, especially in rural areas.

Net sales increased 17% to Ps 307 million because of the aforementioned higher sales volume as well as higher prices in most product lines; most of the contribution came from the corn flour segment as a result of higher corn costs.

Cost of sales as a percentage of net sales increased to 70.8% from 69.7% due primarily to the fact that higher rice costs were not fully reflected in the price of the final packaged product. In absolute terms, overall cost of sales increased 19% due mainly to the aforementioned sales volume growth in corn flour and cost increases (especially with respect to corn, hearts of palm, and rice).

SG&A as a percentage of net sales improved to 29.4% from 33.7% due to better expense absorption. In absolute terms, SG&A increased 2% due to extraordinary expenses associated with a restructuring of the sales department and increased advertising expenses.

Operating loss decreased to Ps 0.7 million from Ps 9 million.

OTHER AND ELIMINATIONS 3
Operating loss was Ps 47 million, Ps 9 million lower than in first quarter 2003, as a result of lower administrative expenses at the corporate level and lower losses at PRODISA due to sales volume growth of 47%.

3 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its second quarter 2004 results on July 27, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 289-0543; international or local callers dial (913) 981-5526. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; pass code 608276. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

 ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of June 30, 2004, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2003 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2003, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under U.S. GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.53/dollar as of June 30, 2004. The differences between Mexican GAAP and U.S. GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 74 plants and, in 2003, had net sales of US$2.0 billon, of which 49% came from GRUMA's operations in the United States and Europe. For more information, visit www.gruma.com.

 This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q04**	2Q03	VAR (%)	1Q04	VAR (%)	**2004**	2003	VAR (%)
NET SALES	**6,190**	5,626	10	5,915	5	**12,105**	11,070	9
GROSS PROFIT	**2,256**	2,040	11	2,135	6	**4,391**	3,984	10
GROSS MARGIN (%)	**36.4%**	36.3%		36.1%		**36.3%**	36.0%	
OPERATING INCOME	**470**	401	17	403	17	**873**	718	22
OPERATING MARGIN (%)	**7.6%**	7.1%		6.8%		**7.2%**	6.5%	
COMPREHENSIVE FINANCING COST (INCOME)	**52**	47		78		**130**	169	
INTEREST EXPENSE	**118**	137		120		**239**	282	
INTEREST INCOME	**(12)**	(15)		(10)		**(22)**	(32)	
FOREIGN EXCHANGE LOSS (GAIN)	**31**	(35)		22		**53**	64	
MONETARY POSITION (GAIN) LOSS	**(84)**	(40)		(55)		**(140)**	(145)	
OTHER (INCOME) EXPENSE, NET	**25**	29		(6)		**19**	64	
TAXES AND EMPLOYEES' PROFIT SHARING	**201**	180		171		**371**	306	66
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(75)**	(74)		(48)		**(123)**	(112)	
NET INCOME	**267**	219	22	208	28	**476**	292	63
MAJORITY NET INCOME	**227**	163	39	155	46	**382**	198	93
EARNINGS PER SHARE[1]	**0.51**	0.37	37	0.34	47	**0.85**	0.45	91
EARNINGS PER ADR (US$)[2]	**0.18**	0.13	37	0.12	47	**0.30**	0.15	91
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**261**	266		259		**520**	528	
DEPRECIATION AND AMORTIZATION, TOTAL	**293**	293		288		**581**	588	
EBITDA[3]	**731**	667	10	662	10	**1,393**	1,246	12
INVESTMENTS	**236**	115		130		**366**	237	

BALANCE SHEET SUMMARY	**Jun-04**	Jun-03	VAR (%)	Mar-04	VAR (%)
CASH AND CASH EQUIVALENTS	**327**	559	(41)	990	(67)
TRADE ACCOUNTS RECEIVABLE	**2,569**	2,276	13	2,430	6
OTHER ACCOUNTS RECEIVABLE	**768**	765	0	647	19
INVENTORIES	**3,155**	2,441	29	2,827	12
CURRENT ASSETS	**7,106**	6,325	12	7,209	(1)
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,996**	13,229	(2)	12,961	0
TOTAL ASSETS	**23,490**	23,088	2	23,582	(0)
SHORT-TERM DEBT	**533**	573	(7)	317	68
CURRENT LIABILITIES	**3,221**	2,910	11	2,878	12
LONG-TERM DEBT	**5,819**	6,351	(8)	5,948	(2)
TOTAL LIABILITIES	**10,342**	10,233	1	10,064	3
MAJORITY STOCKHOLDERS' EQUITY	**10,190**	9,723	5	10,384	(2)
STOCKHOLDERS' EQUITY	**13,148**	12,855	2	13,518	(3)
CURRENT ASSETS/CURRENT LIABILITIES	**2.21**	2.17		2.50	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.79**	0.80		0.74	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.33**	0.35		0.32	
BOOK VALUE PER SHARE[1]	**22.70**	21.92		23.05	

[1] On the basis of 448,960,543 shares as of June 30, 2004, 443,504,343 shares as of June 30, 2003, and 450,459,743 shares as of March 31, 2004.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.53 per dollar as of June 30, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
SCOTIABANK	30/05/2006	3.31	-	-	-	-	-	-	-	-	14,168	14,363	24,489	-	-	-
SCOTIABANK	29/04/2006	3.57	-	-	-	-	-	-	-	-	6,253	6,354	10,809	-	-	-
BANCO INTERFIN	27/07/2004	5.50	-	-	-	-	-	-	-	-	5,466	-	-	-	-	-
BANCO INTERFIN	17/08/2004	5.50	-	-	-	-	-	-	-	-	4,550	-	-	-	-	-
BANCO INTERFIN	20/09/2004	5.50	-	-	-	-	-	-	-	-	4,961	-	-	-	-	-
BANCO INTERFIN	30/09/2004	5.50	-	-	-	-	-	-	-	-	6,344	-	-	-	-	-
BANCO CUSCATLAN	7/12/04	11.00	-	-	-	-	-	-	-	-	5,538	-	-	-	-	-
BANCO CUSCATLAN	7/12/04	11.00	-	-	-	-	-	-	-	-	913	-	-	-	-	-
BANCO CUSCATLAN	7/12/04	11.00	-	-	-	-	-	-	-	-	185	-	-	-	-	-
BANCO CUSCATLAN	7/12/04	11.00	-	-	-	-	-	-	-	-	104	-	-	-	-	-
BANCO BANEX	17/07/2004	3.50	-	-	-	-	-	-	-	-	19,601	-	-	-	-	-
BANCO DEL CARIBE	11/10/04	15.00	-	-	-	-	-	-	-	-	12,010	-	-	-	-	-
BANCO DEL CARIBE	8/9/04	16.00	-	-	-	-	-	-	-	-	3,003	-	-	-	-	-
BANCO DEL CARIBE	9/12/04	14.00	-	-	-	-	-	-	-	-	18,015	-	-	-	-	-
BANCO DE VENEZUELA	19/09/2004	18.00	-	-	-	-	-	-	-	-	2,252	-	-	-	-	-
BANCO DE VENEZUELA	4/12/04	15.00	-	-	-	-	-	-	-	-	6,005	-	-	-	-	-
BANCO DE VENEZUELA	17/10/2004	15.00	-	-	-	-	-	-	-	-	12,010	-	-	-	-	-
BANCO PROVINCIAL	10/7/04	17.00	-	-	-	-	-	-	-	-	6,005	-	-	-	-	-
BANCO PROVINCIAL	15/07/2004	16.00	-	-	-	-	-	-	-	-	6,005	-	-	-	-	-
BANCO PROVINCIAL	14/06/2005	11.00	-	-	-	-	-	-	-	-	-	24,020	-	-	-	-
BANCO MERCANTIL	8/6/05	11.00	-	-	-	-	-	-	-	-	-	24,020	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	47,215
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	74,253
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (YANKEE)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	2,882,500	-
BANK OF AMERICA	23/12/2005	2.16	-	-	-	-	-	-	-	-	57,650	-	2,594,250	-	-	-
BANK OF TOKYO	14/07/2004	2.38	-	-	-	-	-	-	-	-	115,300	-	-	-	-	-
BCI	14/07/2004	2.10	-	-	-	-	-	-	-	-	126,830	-	-	-	-	-
DEVENTURES	7/7/2004	3.80	-	-	-	-	-	-	-	-	16,280	-	-	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	819	-	876	934	1,003	2,237
JOHN HANCOCK	2/1/2009	7.96	-	-	-	-	-	-	-	-	10,064	3,851	15,058	16,303	17,653	130,935
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**460,331**	**72,608**	**2,645,482**	**17,237**	**2,901,156**	**254,640**
SUPPLIERS																
OTHERS			446,845	-	-	277,709	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**446,845**	**0**	**0**	**277,709**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	8,723	1,946,242	-	120,481	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**8,723**	**1,946,242**	**0**	**120,481**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**446,845**	**8,723**	**1,946,242**	**277,709**	**120,481**	**0**	**0**	**0**	**460,331**	**72,608**	**2,645,482**	**17,237**	**2,901,156**	**254,640**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN FLOUR	695,557	1,991,431	701,261	2,648,463	71	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	8,925	306,631	7,806	51,714	34	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	4,326	20,428	4,037	51,649	36	MISION	CONVENIENCE STORE
FRITTER	2,064	26,007	2,017	25,179	29	MISION	CONVENIENCE STORE
WHEAT FLOUR	220,827	614,521	220,807	899,138	16	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	13,919	-		SUPER MARKET
TOTAL		2,959,018		3,690,062			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN AND WHEAT FLOUR	290,417	1,774,163	C. & S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	6,090	81,741			
PALMITO (BOXS EQ.)	1,951	81,762	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	1,342	76,148	C. & S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	19,184	139,225	C. & S.AMERICA	LUISIANA	SUPER MARKET
OAT	1,706	21,243	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	186,194	1,165,832	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	325,651	5,073,824	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	697	E.U.A.		
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		8,414,635			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
B		-	448,960,543			448,960,543	4,371,403	
TOTAL			**448,960,543**	-	-	**448,960,543**	**4,371,403**	-

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S

July 26, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer